For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services / Ministère des Services gouvernementaux
Ontario
CERTIFICATE / CERTIFICAT
This is to certify that these articles are effective on / Ceci certifie que les présents statuts entrent en vigueur le

JULY 11 JUILLET, 2017

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

1933033

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
   Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

   SPHERE 3D CORP.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
   Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
   Date de la constitution ou de la fusion :

   2015-03-24

   (Year, Month, Day)
   (année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
   Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

   Number of directors is/are: / Nombre d'administrateurs :
   minimum and maximum number of directors is/are: / nombres minimum et maximum d'administrateurs :

   Number / Nombre — or / ou — minimum and maximum / minimum et maximum

5. The articles of the corporation are amended as follows:
   Les statuts de la société sont modifiés de la façon suivante :

   See attached page 1A.

The Articles of the Corporation are amended as follows:

1. To consolidate the issued and outstanding common shares of the Corporation on a 25:1 basis, such that every twenty-five (25) common shares of the Corporation shall be consolidated into one (1) common share of the Corporation.

2. No fractional shares will be issued as a result of the share consolidation. Any fractional shares resulting from the share consolidation will be rounded to the nearest whole number. Any fractional share which is less than one-half of a share will be cancelled.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2017/06/27

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

SPHERE 3D CORP.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Eric Kelly

Chairman and CEO

(Description of Office)
(Fonction)